EXHIBIT 99.1

For Immediate Release	Date: June 28, 2023
23-51-TR

Teck Named to 2023 Best 50 Corporate Citizens in Canada

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) ("Teck”) has been named as one of Corporate Knights’ 2023 Best 50 Corporate Citizens in Canada. This marks the 17th consecutive year Teck has been named as one of the Best 50 companies by Corporate Knights.

“Teck is dedicated to making a positive difference by responsibly producing the critical minerals required for the low-carbon transition, while caring for people, communities, and the environment,” said Jonathan Price, CEO. “We’re honored to be named as one of Canada’s Best 50 Corporate Citizens for the 17th consecutive year.”

The Best 50 Corporate Citizens in Canada are each evaluated on a set of up to 25 environmental, social and governance indicators including board diversity, resource efficiency, financial management, sustainable revenue and sustainable investment. For more information about the Best 50 Corporate Citizens in Canada and the full rankings, visit https://www.corporateknights.com/rankings/best-50-rankings/2023-best-50-rankings/.

Teck has set ambitious targets in sustainability, including being carbon neutral by 2050 and becoming a nature positive company by 2030. For more information on our sustainability goals and performance, visit www.teck.com/responsibility.

Earlier this year Corporate Knights also named Teck as one of the 2023 Global 100 Most Sustainable Corporations for the fifth straight year. Teck is ranked second in the Metals and Mining industry on S&P’s Corporate Sustainability Assessment and listed on the MSCI World ESG Leaders Index, FTSE4Good Index Series, and 2023 Bloomberg Gender Equality Index, and was named as one of Canada’s Top 100 Employers from 2018 through 2023.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at http://www.teck.com or follow @TeckResources.

Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations & Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com